File No. 70-9985

       Filed with the Securities and Exchange Commission on July 30, 2003

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 7
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                                     E.ON AG
                                  Powergen Ltd.
                          Powergen US Holdings Limited
                             Powergen US Investments
                        Powergen Luxembourg Holdings sarl
                            Powergen Luxembourg sarl
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
            --------------------------------------------------------
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                     E.ON AG
                    (Name of top registered holding company)
            --------------------------------------------------------

                                  Ulrich Hueppe
                    General Counsel, Executive Vice President
                                    E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610
                        ---------------------------------
                   (Names and addresses of agents for service)

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    The Commission is also requested to send copies of any communications in connection with this matter to:

                                 Tia S. Barancik
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500



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Item 1.    Description of the Proposed Transaction

A.       Introduction
         ------------

         By order dated June 14, 2002, the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen Ltd. (formerly Powergen plc, "Powergen") by E.ON AG ("E.ON") and certain related transactions. E.ON AG, et al., Holding Co. Act Release No. 27539 (June 14, 2002) ("2002 Order"). The 2002 Order granted the Form U-1 Application-Declaration, originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on December 21, 2001, Amendment No. 3 filed on June 11, 2002, and Amendment No. 4 filed on June 14, 2002 (the "Acquisition Application"), and the Form U-1 Application-Declaration, originally filed in File No. 70-9985 on October 2, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on March 13, 2002, and Amendment No. 3 filed on June 11, 2002 (the "Original Financing Application"). Subsequently, the Original Financing Application was amended by Post-Effective Amendment No. 1 filed on December 30, 2002, Post-Effective Amendment No. 2 filed on February 4, 2002, Post-Effective Amendment No. 3 filed on February 21, 2003, with respect to the transfer of Powergen US Investment Corp. from the Powergen chain of companies to E.ON US Holding GmbH (the "Transfer"), Post-Effective Amendment No. 4 filed on April 10, 2003, Post-Effective Amendment No. 5 filed on April 18, 2003 and Post-Effective Amendment No. 6 filed on July 18, 2003. The Commission approved the Transfer in Holding Co. Act Release No. 27654 (Feb. 21, 2003) ("Transfer Order").

B.       General Request
         ----------------

         Applicants submit this Post-Effective Amendment No. 7 ("Amendment") to request that the Commission unconditionally approve the deregistration of Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies") and issue an order to such effect pursuant to Section 5(d) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act").

C.       Discussion
         ----------

         Under the 2002 Order, the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy Corporation ("LG&E Energy") and its public utility subsidiaries, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the 1935 Act.\1

_________________
1/ By order dated December 6, 2000, the Commission authorized Powergen to acquire LG&E Energy. See Powergen plc, Holding Co. Act Release No. 27291
(Dec. 6, 2000). Subsequent to the issuance of this order, Powergen and the Powergen Intermediate Holding Companies registered under the 1935 Act. Following the Acquisition, Powergen and the Powergen Intermediate Holding Companies remained registered pursuant to Section 5 of the 1935 Act and LG&E Energy continued to claim exemption from registration under Section 3(a)(1).


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         Under the 2002 Order, E.ON also was authorized to complete a reorganization (following the Acquisition) whereby the ownership of E.ON US Investments Corps. (formerly, Powergen US Investments Corps., "EUSIC"), an intermediate holding company of Powergen and the immediate parent company of LG&E Energy, would be transferred to E.ON U.S. Verwaltungs GmbH ("E.ON US"), a direct subsidiary of E.ON, in exchange for cash or a note. Following the reorganization, E.ON would hold all of the outstanding voting stock of LG&E Energy through E.ON US and EUSIC, and E.ON US would register as a holding company. EUSIC would remain a registered holding company under the Act by virtue of its indirect ownership interest in LG&E and KU, both public utility companies. Consequently, the Powergen Intermediate Holding Companies would cease to hold voting interests in LG&E Energy directly or indirectly and thereby cease to be holding companies of any public utility company. The Commission reserved jurisdiction over the proposed deregistration of the Powergen Intermediate Holding Companies until the completion of the reorganization.

         Since the Acquisition, ownership of EUSIC has been transferred from Powergen Luxembourg Holdings sarl (10%) and Powergen Luxembourg Investments sarl (90%) to Powergen Luxembourg sarl. In addition, Powergen Luxembourg Investments sarl has been liquidated. On March 1, 2003, Powergen Luxembourg sarl transferred 99.5% of its shareholding in EUSIC to E.ON US for cash as proposed in the Original Financing Application and approved in the Transfer Order. It retained one (1) voting share that constitutes 0.5% of the ownership in EUSIC in order to preserve certain tax efficiencies under the laws of Luxembourg.

         Presently, E.ON indirectly owns LG&E Energy through E.ON US and EUSIC. The Powergen Intermediate Holding Companies do not own any voting interest in any U.S. public utility company except for the sole voting share held by Powergen Luxembourg sarl in EUSIC. E.ON's indirect ownership of less than 1% of the voting interest in EUSIC and, consequently, in LG&E Energy, is immaterial and does not affect the U.S. utility operations of LG&E Energy.


Item 2.    Fees, Commission and Expenses

         Applicants expect to pay or incur, directly or indirectly, approximately $25,000 in connection with the request herein.

Item 3.   Applicable Statutory Provisions

         Applicants request that the Commission issue an order declaring the deregistration of the Powergen Intermediate Holding Companies pursuant to
Section 5(d) of the 1935 Act in light of the fact that the Powergen Intermediate Holding Companies are no longer holding companies within the meaning of Section 2(a)(7) of the 1935 Act. Section 5(d) provides that

           Whenever the Commission, upon application, finds that a registered holding company has ceased to be a holding company, it shall so declare by order and upon the taking effect of such order the registration of such company shall, upon such


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           terms and conditions as the Commission finds and in such order prescribes as necessary for the protection of investors, cease to be in effect.

         Section 2(a)(7) of the 1935 Act defines a "holding company" as

           (A) any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company by virtue of this clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

           (B) any person which the Commission determines, after notice and opportunity for hearing, directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

         Upon completion of the Transfer, the Powergen Intermediate Holding Companies ceased ownership, direct or indirect, of any significant or material interests in EUSIC and LG&E Energy and its public utility subsidiaries. The Powergen Intermediate Holding Companies were formed to effect Powergen's acquisition of LG&E Energy on a tax efficient basis and continue to serve as financing conduits, enabling E.ON and Powergen to preserve certain efficient financing arrangements since the Acquisition. These intermediary companies, including Powergen Luxembourg sarl which holds a residual 0.5% in EUSIC, (i) cannot exert any influence over the management or policies of E.ON US, which directly holds the ownership interests of LG&E Energy and its public utility subsidiaries, and (ii) do not have authorization to issue securities externally. Powergen Luxembourg sarl's indirect minority interest (through EUSIC) in a U.S. public utility company does not warrant a finding that Powergen Luxembourg sarl is a holding company within the meaning of Section 2(a)(7) of the 1935 Act.

         Consequently, none of the Powergen Intermediate Holding Companies (i) directly or indirectly own, control or hold with the power to vote 10% or more of the outstanding voting securities of any public utility company or any company that is a holding company by virtue of clause (A) or (B) of Section 2(a)(7) of the 1935 Act, or (ii) exercise any controlling influence over the management or policies of any public utility or holding company.

Item 4.  Regulatory Approvals

         No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with the deregistration of the Powergen Intermediate Holding Companies.


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Item 5.  Procedure

         Applicants respectfully request that the Commission issue and publish no later than August 8, 2003 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than September 2, 2003 as the date after which an order granting and permitting this Amendment to become effective may be entered by the Commission and the Commission enter not later than September 3, 2003, an appropriate order granting and permitting this Amendment to become effective.

         Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements

A.    Exhibits.

     F-1      Preliminary Opinion of Counsel. (To be filed by amendment)

     F-2      Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24)

     G-1      Proposed Form of Notice. (Filed herewith)


Item 7.  Information as to Environmental Effects

         The deregistration of the Powergen Intermediate Holding Companies as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. No federal agency is preparing an environmental impact statement in connection with Applicants' request herein.

                                    SIGNATURE

         Pursuant to the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



                             E.ON AG

                             By:    /s/ Ulrich Hueppe
                             Name:  Ulrich Hueppe
                             Title: General Counsel, Executive Vice President
                             Date:  July 30, 2003


                             By:    /s/ Patrick Wolff
                             Name:  Patrick Wolff
                             Title: Counsel
                             Date:  July 30, 2003



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                                  EXHIBIT INDEX

     G-1           Proposed Form of Notice. (Filed herewith)